Exhibit 99.1

Commtouch Reports Financial Results for the Second Quarter of 2007

Anticipates Entrance to Web Security Market in 2008

Sunnyvale, Calif. - August 1, 2007 - Commtouch® (NASDAQ: CTCH), a leading email defense technology provider, today announced its second quarter results for the period ending June 30, 2007.

Second Quarter 2007 Highlights:

•
Revenues for the second quarter of 2007 increased by 54% to $2,617 thousand compared to $1,698 thousand in the second quarter of 2006. Revenues for the first six months of 2007 increased by 58% to $5,022 thousand compared to $3,171 thousand recorded in the first half of 2006.

•
Net income in accordance with US Generally Accepted Accounting Principles (US GAAP) for the second quarter of 2007 was $483 thousand compared to a loss of $114 thousand in the second quarter of last year. For the first six months of 2007, US GAAP net income was $750 thousand, as compared with loss of $492 thousand in the first six months of 2006.

•
Non-GAAP net income for the second quarter of 2007, excluding $241 thousand of stock-based compensation expenses in connection with the company's adoption of Financial Accounting Standards No. 123R, was $724 thousand compared to a net income of $51 thousand in the second quarter of 2006. For the first six months of 2007, non-GAAP net income was $1,234 thousand as compared with loss of $163 thousand in the first six months of 2006.

•	Deferred Revenues (long term and short term) as of June 30, 2007 amounted to $2,811 thousand, an increase of 9% over deferred revenues as of December 31, 2006.

•
Operating cash flow in the second quarter of 2007 was $428 thousand, compared to $153 thousand in the second quarter of 2006. In the first six months of 2007, operating cash flow was $1,381 thousand, as compared with operating cash flow of $501 thousand in the first six months of 2006.

•
Cash and marketable securities as of June 30, 2007 amounted to $12,109 thousand, compared to $10,004 thousand as of December 31, 2006. The increase is due to the above-mentioned positive operating cash flow and receipt of proceeds from the exercise of warrants and options in the amount of $1,129 thousand.

•
The Company signed eight new OEM licensing agreements during the second quarter of 2007 and 19 in total for the first six months of 2007, bringing the Company’s global OEM partner count to 73 as of June 30, 2007.

“Q2 was another strong quarter for us, exemplifying the continued positive momentum we have been enjoying for the last several years,” said Gideon Mantel, Commtouch’s chief executive officer and chairman of the board. “The growing sophistication of online attacks creates a demand for the equally sophisticated security solutions that we offer. In expanding and leveraging both our technology as well as our market reach, we intend to release a new web security solution in early 2008. Our future products together with our current offerings should ensure our continued success going forward.”

Use of Non-GAAP Measures

This press release includes financial measures for net income (loss), basic and diluted earnings per share that exclude stock-based compensation expense and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding our performance that enhances management's and investors' ability to evaluate the company's net income or loss and earnings or loss per share and to compare it with historical net income or loss and earnings or loss per share.

The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when evaluating the business internally and therefore felt it important to make these non-GAAP adjustments available to investors.

Financial Results Conference Call

The company has scheduled a conference call later today, Wednesday, August 1st, 2007 at 11 a.m. EDT.

To participate in the call, please dial one of the following numbers ten minutes prior to the start time of the call:

U.S.: 1-888-668-9141;
UK: 0-800-917-9141;
ISRAEL: 03-918-0609;
INTERNATIONAL: +972-3-918-0609

For those unable to listen to the live call, a replay of the call will be available the day after the call in the investor relations section of Commtouch’s website, at: http://www.commtouch.com/ir.

About Commtouch

Commtouch Software Ltd. (NASDAQ: CTCH) is dedicated to protecting and preserving the integrity of the world's most important communications tool -- e-mail. Commtouch has over 16 years of experience developing messaging software and is a global developer and provider of proprietary anti-spam, Zero-Hour™ virus protection and Reputation Service solutions. Using core technologies including RPD (Recurrent Pattern Detection™), the Commtouch Detection Center analyzes billions of email messages per month to identify new spam and malware outbreaks within minutes of their introduction into the Internet. Integrated by more scores of OEM partners, Commtouch technology protects thousands of organizations, with over 50 million users in over 100 countries. Commtouch is headquartered in Netanya, Israel, and has a subsidiary in Sunnyvale, Calif. For more information, see: www.commtouch.com. The site includes the Commtouch online lab detailing spam statistics and charts.

This press release contains forward-looking statements, including projections about our business, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. For example, statements in the future tense, and statements including words such as "expect," "plan," "estimate," "anticipate," or "believe" are forward-looking statements. These statements are based on information available to us at the time of the release; we assume no obligation to update any of them. The statements in this release are not guarantees of future performance and actual results could differ materially from our current expectations as a result of numerous factors, including business conditions and growth or deterioration in the Internet market, commerce and the general economy, both domestic as well as international; fewer than expected new-partner relationships; competitive factors, including pricing pressures; technological developments, and products offered by competitors; the ability of our OEM partners to successfully penetrate markets with products integrated with Commtouch technology; a slower than expected acceptance rate for our newer product offerings; availability of qualified staff for expansion; and technological difficulties and resource constraints encountered in developing new products, as well as those risks described in the text of this press release and the company's Annual Reports on Form 20-F and reports on Form 6-K, which are available through www.sec.gov.

Recurrent Pattern Detection, RPD and Zero-Hour are trademarks, and Commtouch is a registered trademark, of Commtouch Software Ltd. U.S. Patent No. 6,330,590 is owned by Commtouch.

Company Contact Ron Ela Chief Financial Officer Tel: (US) 650-864-2291 (int’l) +972-9-8636813 ron.ela@commtouch.com	Investor Relations Contact Ehud Helft / Kenny Green GK Investor Relations Tel: (US) 1 646 201 9246 (Israel) 03 607 4717 info@gkir.com

** Tables to Follow **

COMMTOUCH SOFTWARE LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30	December 31
	2007	2006
	Unaudited	Audited
	In US$ thousands

Assets:
Current Assets:
Cash and cash equivalents	$9,609	$8,004
Marketable securities	2,500	2,000
Trade receivables	913	570
Prepaid expenses and other accounts receivable	108	196
Total current assets	13,130	10,770

Long-term lease deposits	22	13
Severance pay fund	649	607
Property and equipment, net	765	609
Total assets	14,566	11,999

Liabilities and Shareholders’ Equity
Current Liabilities:
Accounts payable	204	344
Employees and payroll accruals	478	503
Accrued expenses and other liabilities	442	379
Short-term deferred revenue	2,202	2,032
Total current liabilities	3,326	3,258

Long-term deferred revenue	609	542
Accrued severance pay	745	706
Total liabilities	1,354	1,248

Shareholders’ equity	9,886	7,493
Total liabilities and shareholders’ equity	$14,566	$11,999

COMMTOUCH SOFTWARE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In US$ thousands, except per share amounts)

	Three months ended		Six months ended
	June 30		June 30
	2007	2006	2007	2006
	Unaudited	Unaudited	Unaudited	Unaudited

Revenues	$2,617	$1,698	$5,022	$3,171

Cost of revenues	346	*208	632	*426

Gross profit	2,271	1,490	4,390	2,745

Operating expenses:

Research and development	539	*433	995	*829

Sales and marketing	810	*635	1,636	*1,323

General and administrative	627	*570	1,288	*1,149

Total operating expenses	1,976	1,638	3,919	3,301

Operating profit (loss)	295	(148)	471	(556)

Interest and other expense, net	188	49	279	113

Equity - loss of affiliate		(15)		(49)

Net income (loss) attributable to ordinary and equivalently participating shareholders
	$483	($114)	$750	($492)

Earning (loss) per share- basic	$0.01	($0.00)	$0.01	($0.01)

Earning (loss) per share- diluted	$0.01	($0.00)	$0.01	($0.01)

Weighted average number of shares outstanding:
Basic	74,390	64,575	73,698	61,390

Diluted	82,832	64,575	81,667	61,390

* Reclassified

Supplementary Financial Information

Unaudited Reconciliation of GAAP Financial Information to NON-GAAP
(In US$ thousands)

	Three months ended
	June 30

	GAAP	FAS123R	Non GAAP	GAAP	FAS123R	Non GAAP
	2007	Adjustments	2007	2006	Adjustments *	2006
	Unaudited

Revenues	$2,617		$2,617	$1,698		$1,698

Cost of revenues	346	6	340	*208	3	205

Gross profit	2,271	(6)	2,277	1,490	(3)	1,493

Operating expenses:

Research and development	539	62	477	*433	41	392

Sales and marketing	810	42	768	*635	20	615

General and administrative	627	131	496	*570	101	469

Total operating expenses	1,976	235	1,741	1,638	162	1,476

Operating profit (loss)	295	241	536	(148)	165	17

Interest and other expense, net	188		188	49		49

Equity - loss of affiliate	-		-	(15)		(15)

Net income (loss)	$483		$724	($114)		$51

Earning (loss) per share- basic	$0.01		$0.01	($0.00)		$0.00

Earning (loss) per share- diluted	$0.01		$0.01	($0.00)		$0.00

Weighted average number of shares outstanding:
Basic	74,390		74,390	64,575		64,575

Diluted	82,832		82,832	64,575		64,575

* Reclassified

Supplementary Financial Information

Unaudited Reconciliation of GAAP Financial Information to NON-GAAP
(In US$ thousands)

	Six months ended
	June 30

	GAAP	FAS123R	Non GAAP	GAAP	FAS123R	Non GAAP
	2007	Adjustments	2007	2006	Adjustments *	2006
	Unaudited

Revenues	$5,022		$5,022	$3,171		$3,171

Cost of revenues	632	13	619	*426	6	420

Gross profit	4,390	(13)	4,403	2,745	(6)	2,751

Operating expenses:

Research and development	995	121	874	*829	82	747

Sales and marketing	1,636	88	1,548	*1,323	40	1,283

General and administrative	1,288	262	1,026	*1,149	201	948

Total operating expenses	3,919	471	3,448	3,301	323	2,978

Operating profit (loss)	471	484	955	(556)	329	(227)

Interest and other expense, net	279		279	113		113

Equity - loss of affiliate	-		-	(49)		(49)

Net income (loss)	$750		$1,234	($492)		($163)

Earning (loss) per share- basic	$0.01		$0.02	($0.01)		($0.00)

Earning (loss) per share- diluted	$0.01		$0.02	($0.01)		($0.00)

Weighted average number of shares outstanding:
Basic	73,698		73,698	61,390		61,390

Diluted	81,667		81,667	61,390		61,390

* Reclassified

COMMTOUCH SOFTWARE LTD.

CONDENSED CONSOLIDATED CASH FLOW DATA
(In US$ thousands)

	Three months ended		Six months ended
	June 30		June 30
	2007	2006	2007	2006
Cash flow from operating activities	Unaudited	Unaudited	Unaudited	Unaudited

Net income (loss)	$483	($114)	$750	($492)

Adjustments:
Depreciation	90	47	172	90
Compensations related to options issued to employees and consultants	259	203	514	407
Equity in losses of affiliate	-	15	-	49

Changes in assets and liabilities:
Increase in trade receivables	(231)	(149)	(343)	(96)
Decrease in prepaid expenses and other receivables	102	66	88	26
Decrease in accounts payable	(186)	(61)	(70)	(85)
(Decrease) increase in employees and payroll accruals, accrued expenses and other liabilities	(47)	12	38	39
(Decrease) increase in deferred revenues	(28)	134	237	564
(Decrease) increase in accrued severance pay, net	(14)	-	(3)	2
Other	-	-	(2)	(3)
Net cash provided by operating activities	428	153	1,381	501

Cash from investing activities

Purchase of marketable securities	-	-	(500)	-
(Increase) decrease in long - term lease deposits	(13)	-	(9)	6
Proceeds from sale of Fixed Assets	-	-	2	-
Purchase of property and equipment	(123)	(50)	(398)	(142)
Net cash used in investing activities	(136)	(50)	(905)	(136)

Cash flows from financing activities

Proceeds from options and warrants exercises	299	396	1,129	1,346
Net cash provided by financing activities	299	396	1,129	1,346

Increase in cash and cash equivalents	591	499	1,605	1,711
Cash and cash equivalents at the beginning of the period	9,018	5,198	8,004	3,986
Cash and cash equivalents at the end of the period	$9,609	$5,697	$9,609	$5,697